Exhibit 99.01

ANNEX A

IMTIS Holdings S.à r.l.

IMTIS Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of IMTIS Holdings is to function as a holding company.

During the past five years, IMTIS Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS Holdings and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS Holdings	Citizenship	Principal Occupation / Business Address(es)
Barry Sheldon O'Dwyer Manager	UK	Associate General Counsel of Letterone Group, 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Marius Coretchi Manager	Romania	Group Finance Director of Letterone Group, 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS Holdings' knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

International Mobile Telecom Investment Stichting Administratiekantoor

IMTIS is a Dutch foundation (stichting), with seat in Amsterdam, the Netherlands, and its registered address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of IMTIS is to acquire, hold, control and administer shares in IMTIS Holdings (and certain other companies from time to time), and other assets from time to time against the issuance of depositary receipts, in each case for the economic benefit of the depositary receipt holder(s).

During the past five years, IMTIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining IMTIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of IMTIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with IMTIS	Citizenship	Principal Occupation / Business Address(es)
Barry Sheldon O’Dwyer Managing Director	UK	Associate General Counsel of Letterone Group, 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Marius Coretchi Managing Director	Romania	Group Finance Director of Letterone Group, 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of IMTIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1T UB Holdings S.à r.l.

L1T UB is a Luxembourg company (a société à responsabilité limitée), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of L1T UB is to function as a holding company.

During the past five years, L1T UB has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T UB from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T UB and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1T UB	Citizenship	Principal Occupation / Business Address(es)
Sally Pryce Manager	UK	Associate General Counsel of Letterone Group, 20 Grafton Street, London W1S 4DZ. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1T UB's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

LPE Management Limited

LPEM is a United Arab Emirates company, with its principal address at Level 5, Tower 2, DIFC Square, DIFC, Dubai, United Arab Emirates. The principal business of LPEM is to function as a holding company.

During the past five years, LPEM has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LPEM from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LPEM and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LPEM	Citizenship	Principal Occupation / Business Address(es)
Alexander Hillback Director	UK	Associate General Counsel of LetterOne Group, LPE Management Limited, Tower 2 Level 5, DIFC Square, Dubai, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Timothy Summers Managing Director	UK	Managing Partner of LetterOne Energy, LPE Middle East Limited, Level 23, Al Sila Tower, Abu Dhabi Global Marke, Al Maryah Island Abu Dhabi, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Jonathan Tubb Director	UK	Chief Financial Officer of LetterOne Group, LPE Management Limited, Tower 2 Level 5, DIFC Square, Dubai, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of LPEM's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

LPE Middle East Limited

LPEME is a United Arab Emirates company, with its principal address at 15, Level 25, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The principal business of LPEME is to function as a holding company.

During the past five years, LPEME has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LPEME from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LPEME and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LPEME	Citizenship	Principal Occupation / Business Address(es)
Alexander Hillback Director	UK	Associate General Counsel of LetterOne Group, LPE Management Limited, Tower 2 Level 5, DIFC Square, Dubai, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Timothy Summers Managing Director	UK	Managing Partner of LetterOne Energy, LPE Middle East Limited, Level 23, Al Sila Tower, Abu Dhabi Global Marke, Al Maryah Island Abu Dhabi, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Jonathan Tubb Director	UK	Chief Financial Officer of LetterOne Group, LPE Management Limited, Tower 2 Level 5, DIFC Square, Dubai, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of LPEME's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

L1TS (Cyprus) Limited

L1TS is a Cyprus company, with its principal address at 1 Salaminos Avenue, 1045, Nicosia, Cyprus. The principal business of L1TS is to function as a holding company.

During the past five years, L1TS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1TS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1TS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1TS	Citizenship	Principal Occupation / Business Address(es)
Theodoros Zafeiropoulos Director	Greece	Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A., 1 Salaminos Avenue, 1045, Nicosia, Cyprus.
Jonathan Rider Tubb Director	UK	Chief Financial Officer of LetterOne Group, LPE Management Limited, Tower 2 Level 5, DIFC Square, Dubai, UAE Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.
Neil Toyer Director	Australia	Head of Tax of Letterone Group, 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1TS' knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 161 Rue du Kiem, L-8030 Strassen, Grand Duchy of Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
David McGeough Director	Ireland	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Jean-Paul Mousel Director	Luxembourg	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Nigel Robinson Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Linda Poil Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Anna Lisa Jenkins Director	UK	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.
Franz Humer Director	Switzerland	Member of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Jonathan Muir Chief Executive Officer	UK	Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A..
Lord Mervyn Davies Chairman	UK	Chairman of the Board of Directors of Letterone Investment Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Chairman of the Board of Directors of Letterone Holdings S.A., 161 Rue du Kiem, L-8030 Strassen, Luxembourg. Manager of Letterone Core Investments S.à r.l., 161 Rue du Kiem, L-8030 Strassen, Luxembourg.